UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David S. Thomas, Esq.

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

June 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 35 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	SCHEDULE 13D	Page 2 of 35 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 119,587
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 119,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON HC-CO

2

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 119,587
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 119,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON BD-PN-IA

3

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

4

1	NAMES OF REPORTING PERSONS GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

5

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

6

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

7

1	NAMES OF REPORTING PERSONS GS LVB Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

8

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

9

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

10

1	NAMES OF REPORTING PERSONS PEP Bass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

11

1	NAMES OF REPORTING PERSONS Private Equity Partners 2004 Direct Investment Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

12

1	NAMES OF REPORTING PERSONS Private Equity Partners 2005 Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13

1	NAMES OF REPORTING PERSONS Private Equity Partners IX Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

14

1	NAMES OF REPORTING PERSONS GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

15

1	NAMES OF REPORTING PERSONS GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

16

1	NAMES OF REPORTING PERSONS GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

17

1	NAMES OF REPORTING PERSONS Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS RE2PRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

18

1	NAMES OF REPORTING PERSONS GSAM Gen-Par, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

19

1	NAMES OF REPORTING PERSONS MBD Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

20

1	NAMES OF REPORTING PERSONS MBD 2011 Offshore Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

21

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 8, 2015, as amended by Amendment No. 1 filed on February 10, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedules I, II-A, II-B, II-C and II-D thereto to read in their entirety as set forth in Schedules I, II-A, II-B, II-C and II-D attached to this Amendment No. 2, respectively.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended as follows:

(i) By deleting the second, fourth, fifth, sixth, seventh and final two paragraphs of the Original Schedule 13D.

(ii) by inserting the following after the final paragraph thereof:

“On June 13, 2016, the Issuer and certain selling stockholders (including the GS Investors) entered into an underwriting agreement (the “June 2016 Underwriting Agreement”) with Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters (the “June 2016 Underwriters”), pursuant to which, among other things, the GS Investors agreed to sell, and the June 2016 Underwriters agreed to purchase, 3,675,858 shares of Common Stock at a price of $115.31 per share of Common Stock (the “June 2016 Offering”). The June 2016 Offering closed on June 16, 2016. Following closing of the June 2016 Offering, none of the GS Investors hold any shares of the Issuer.

Pursuant to the June 2016 Underwriting Agreement, the GS Investors, certain other stockholders of the Issuer and certain directors of the Issuer affiliated with the other Sponsor Funds agreed with the underwriter of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 60 days following June 13, 2016, except with the prior written consent of the June 2016 Underwriters (the “June 2016 Lock-Up Agreement”). The June 2016 Underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to the June 2016 Lock-Up Agreement prior to the expiration of the lock-up period.

As a result of the June 2016 Offering, the GS Investors and the other Sponsor Funds will cease to collectively own at least 30% of the Shares acquired by LVB Acquisition Holding in the Merger. As a result, among other things, the stockholders party to the Stockholders Agreement no longer have the right to designate any members of the Issuer’s board of directors (the “Board”).

Under the Zimmer Stockholders Agreement, the GS Investors and the other Sponsor Funds would be obligated to cause their designated directors, currently Michael W. Michelson and Jeffrey K. Rhodes, to immediately resign, unless otherwise consented to by a majority of the other members of the Board. In order to allow the Board the opportunity to further discuss the future composition of the Board, the Issuer has temporarily waived this obligation until the earlier of (a) the second business day following completion of the first regularly scheduled meeting of the Board in July 2016 and (b) such other date as may be specified by the Company (the “June 2016 Waiver”).

Other than as described herein and subject to the Zimmer Stockholders Agreement, Underwriting Agreement, Lock-Up Agreement, June 2016 Underwriting Agreement, June 2016 Lock-Up Agreement and June 2016 Waiver, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B, II-C and II-D hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholder Agreement, June 2016 Underwriting Agreement and June 2016 Lock-Up Agreement, the Reporting Persons or any of the persons listed on Schedules I,

22

II-A, II-B, II-C and II-D hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) As of June 13, 2016, GS Group and Goldman Sachs, may be deemed to share beneficial ownership of an aggregate of 119,587 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 0.06% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion, the funds for which came from client funds.

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 199,678,785 shares of Common Stock outstanding as of June 13, 2016, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016.

To the best knowledge of the Reporting Persons, no person named in Schedules I, II-A, II-B, II-C, II-D hereto is the beneficial owner of any Shares as of June 13, 2016 except for Adebayo O. Ogunlesi, who beneficially owns twenty-two (22) shares of Common Stock, Adrian M. Jones, who may be deemed to beneficially own twenty (20) shares of Common Stock, and Charles H. Gailliot, who beneficially owns forty-five (45) shares of Common Stock.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the 60 days prior to June 13, 2016.

Except as otherwise described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, or II-D hereto, during the 60 days prior to June 13, 2016.

(d) To the best knowledge of the Reporting Persons, other than (i) the Reporting Persons’ partners, members, affiliates or shareholders, or (ii) clients of Goldman Sachs or an affiliate who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer held in Managed Accounts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the total number of outstanding shares of Common Stock upon the closing of the June 2016 Offering on June 16, 2016.

23

Accordingly, this Amendment No. 2 is the final amendment to the Schedule 13D relating to the Common Stock of the Issuer.”

24

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by replacing the next to last paragraph thereof with the following:

“The information set forth in Item 4 is hereby incorporated by reference.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement, June 2016 Underwriting Agreement, June 2016 Lock-Up Agreement, June 2016 Waiver, May 2016 Underwriting Agreement and May 2016 Lock-Up Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement, June 2016 Underwriting Agreement, June 2016 Lock-Up Agreement, June 2016 Waiver, May 2016 Underwriting Agreement and May 2016 Lock-Up Agreement which are filed as exhibits hereto and are incorporated by reference herein.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following in appropriate numerical order and replacing all the Exhibits, except Exhibit 99.11, as follows:

9.	Underwriting Agreement, dated June 13, 2016, by and among Zimmer Biomet Holdings, Inc., the selling stockholders named in Schedule II thereto and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters (incorporated by reference to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
10.	Form of Lock-Up Agreement of the GS Investors, dated June 13, 2016 (incorporated by reference to Exhibit A to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
11.	Waiver letter, dated June 16, 2016, among Zimmer Biomet Holdings, Inc. and each of the stockholders of Zimmer Biomet Holdings, Inc. party thereto (incorporated by reference to Exhibit 99.3 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).

SIGNATURE

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

The Goldman Sachs Group, Inc.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman, Sachs & Co.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Fund, L.P. By: GSCP VI Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI GmbH & Co. KG By: GS Advisors VI, L.L.C., its Managing Limited Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Offshore Fund, L.P. By: GSCP VI Offshore Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Parallel, L.P. By: GS Advisors VI, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS LVB Co-Invest, L.P. By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor

26

Title:	Attorney in Fact

Goldman Sachs BMET Investors, L.P. By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman Sachs BMET Investors Offshore Holdings, L.P. By: MBD 2011 Offshore Advisors, Inc., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

PEP Bass Holdings, LLC
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners 2004 Direct Investment Fund L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners 2005 Direct L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners IX Direct L.P. By: GSAM Gen-Par, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSCP VI Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

27

GSCP VI Offshore Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Advisors VI, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman, Sachs Management GP GmbH
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSAM Gen-Par, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

MBD Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

MBD 2011 Offshore Advisors, Inc.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

28

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

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SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P.; (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P.; (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. and the sole managing limited partners of GSCP GmbH (iv) GS BMET Advisors, L.L.C., the sole general partner of Goldman Sachs BMET Investors, L.P.; (v) GS BMET Offshore Advisors, Inc., the sole general partner of Goldman Sachs BMET Investors Offshore, L.P. and (vi) GS LVB Advisors, L.L.C., the sole general partner of GS LVB C0-Invest, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Michele Titi- Cappelli, Tim Campbell, Emilie Railhac, David Reis, Michael M. Furth, Maximilliano Ramirez-Espain, Sam Agnew and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay hyun Lee, Wanlin Liu and Tim Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts, Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039. The business address of Amit Raje is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: Emilie Railhac and James H. Reynolds are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, David Reis and Oliver Thym are citizens of Germany; Julian C. Allen, Sam Agnew, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain; Amit Raje and Ankur Sahu are citizens of India; David Campbell and Peter Lyneham are citizens of Australia; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Jay hyun Lee is a citizen of the Republic of Korea (South Korea); Xiang Fan is a citizen of the People’s Republic of China; and Michael Hui, Wanlin Liu, Tianquing Li and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
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Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Allison Beller	Vice President	Managing Director of Goldman, Sachs & Co.
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Jay hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
David Reis	Vice President	Managing Director of Goldman Sachs International
Leonard Seevers	Vice President	Managing Director of Goldman, Sachs & Co.
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sam Agnew	Vice President	Managing Director of Goldman Sachs International
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.
31

William Y Eng	Vice President	Vice President of Goldman, Sachs & Co.
Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.
Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

32

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. . GS Capital Partners VI GmbH & Co. KG, GS BMET Advisors, L.L.C., GS BMET Offshore Advisors, Inc. and GS LVB Advisors, L.L.C. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Martin A. Hintze, Matthias Hieber, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Matthias Hieber is a citizen of Austria and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Yael K. Levy	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

33

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282. The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.
Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

34

SCHEDULE II-D

The name, position and principal occupation of each executive officer of GSAM Gen-Par, L.L.C., which acts as the manager of PEP Bass Holdings LLC, and the managing member of (i) Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners 2004 Direct Investment Fund LP; (ii) Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners 2005 Direct LP; and (iv) Goldman Sachs PEP IX Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners IX Direct LP are set forth below.

The business address for each executive officer listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: the business address of each of Marc O. Boheim and Gabriel Mollerberg is River Court, 120 Fleet Street, London EC4A 2BE; the business address of Michael Schramm is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany; and the business address of Adam Van de Berghe, Brian K. Fortson, Phillip V. Giuca, and Deanna Lamirata is 30 Hudson Street, Jersey City, NJ 07302.

All executive officers listed below are United States citizens, except as follows: Marc O. Boheim is a citizen of Austria and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Michael R. Miele	Director and Co-President	Managing Director of Goldman, Sachs & Co.
J. Christopher Kojima	Director and Chairman	Managing Director of Goldman, Sachs & Co.
Michael Brandmeyer	Director and Co-President	Managing Director of Goldman, Sachs & Co.
Helen A. Crowley	Vice President	Managing Director of Goldman, Sachs & Co.
Marc Boheim	Vice President	Managing Director of Goldman Sachs International
Harold Hope	Vice President	Managing Director of Goldman, Sachs & Co.
Jeanine Lee	Vice President	Vice President of Goldman, Sachs & Co.
Jonathan Snider	Vice President	Vice President of Goldman, Sachs & Co.
Adam Van de Berghe	Vice President	Vice President of Goldman Sachs & Co
Michael Schramm	Vice President	Managing Director of Goldman Sachs International
Lisa J. Spear	Vice President	Vice President of Goldman, Sachs & Co.
Jack Buhain	Vice President	Vice President of Goldman, Sachs & Co.
Joseph Sumberg	Vice President	Managing Director of Goldman, Sachs & Co.
Jeffrey Barclay	Vice President	Managing Director of Goldman, Sachs & Co.
Michelle Barone	Vice President	Vice President of Goldman, Sachs & Co.
Brian K. Fortson	Vice President	Managing Director of Goldman, Sachs & Co.
Umit Alptuna	Vice President	Managing Director of Goldman, Sachs & Co.
Brandon T. Press	Secretary	Managing Director of Goldman, Sachs & Co.
Robert A. Phillips	Assistant Secretary	Vice President of Goldman, Sachs & Co.
Philip V. Giuca	Co-Treasurer	Managing Director of Goldman Sachs & Co
Deanna Lamirata	Co-Treasurer	Vice President of Goldman Sachs & Co

35